September 24, 2007

Via EDGAR, Facsimile and Hand Delivery

Jeffrey Riedler
Sebastian Gomez Abero
U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 6010
Washington, DC 20549

Re:
Obagi Medical Products, Inc.
Registration Statement on Form S-1 (File No. 333-146104)

Dear Mr. Riedler and Mr. Gomez Abero:

        On behalf of Obagi Medical Products, Inc. (the "Company"), we are responding to the Staff's letter dated September 21, 2007 (the "Comment Letter"), relating to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to the comments set forth in the Comment Letter, the Registration Statement ("Amendment No. 1") has been amended and the Company is filing pre-effective Amendment No. 1 to the Registration Statement with this response letter. For your convenience, we have repeated the Staff's comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to "we," "our" or "us" mean the Company or its advisors, as the context indicates.

FORM S-1

General

  1.
  In an appropriate place in your prospectus, please provide descriptions of the private placement transactions pursuant to which you sold securities to the selling shareholders listed in the filing.

          We have included the requested information in the footnotes to the Principal and Selling Stockholder Table.

Calculation of Registration Fee

  2.
  Please revise your Calculation of Registration Fee table to separately identify the shares that are being registered for your primary and secondary offerings.

          We have revised the Calculation of Registration Fee table as requested. Please note that the exact number of shares to be offered by the Company and the selling stockholders has not yet been finalized, so we have included a maximum aggregate offering price for each of the Company and the selling stockholders in the Calculation of Registration Fee Table.

        We would very much appreciate the Staff's prompt review of Amendment No. 1. Should you have any follow-up questions, please call Kevin Collins at (212) 847-8742 or the undersigned at (415) 772-6909.

Sincerely,
Heller Ehrman LLP
/s/ Lora D. Blum
Lora D. Blum

cc:
Steven R. Carlson
Obagi Medical Products, Inc.